UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

EDAC TECHNOLOGIES CORPORATION

(Name of Subject Company (Issuer))

GB AERO ENGINE MERGER SUB INC.

GB AERO ENGINE LLC

(Name of Filing Persons (Offerors))

GREENBRIAR EQUITY FUND II, L.P.

GREENBRIAR EQUITY FUND II-A, L.P.

GREENBRIAR CO-INVESTMENT PARTNERS II, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0025 PER SHARE

(Title of Class of Securities)

279285100

(CUSIP Number of Class of Securities)

Ray Benvenuti

GB Aero Engine LLC

c/o Greenbriar Equity Group LLC

555 Theodore Fremd Avenue

Suite A-201

Rye, NY 10580

(914) 925-9600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Herman

Shawn O’Hargan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$109,549,663	$14,942.57

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 5,282,443 shares of voting common stock, par value $0.0025 per share at an offer price of $17.75 per share. The transaction value also includes the aggregate offer price for (i) 34,997 shares subject to unvested restricted stock awards and (ii) 854,372 shares issuable pursuant to outstanding options with an exercise price less than $17.75 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $17.75 minus such exercise price.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,942.57	Filing Party: GB Aero Engine Merger Sub Inc.
Form of Registration No.: Schedule TO	Date Filed: March 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) relates to the tender offer by (i) GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of GB Aero Engine LLC, a Delaware limited liability company (“Parent”) for all of the outstanding shares of common stock, par value $0.0025 per share (the “Shares”), of EDAC Technologies Corporation, a Wisconsin corporation (the “Company”), at a price of $17.75 per Share net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated March 26, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of the sub-section captioned “Stockholder Litigation-Wisconsin Litigation”:

On April 2, 2013, the plaintiffs in Friedman v. EDAC Techs. Corp. et al., filed an amended complaint (the “Amended Complaint”). The Amended Complaint adds allegations that the Schedule 14D-9 omits material information related to the opinion of Stifel, Nicolaus and Company and allegations related to the MidOcean/PSP Proposal (as defined herein). The foregoing description is qualified in its entirety by reference to the Amended Complaint, which is filed as Exhibit (a)(5)(G).

Item 11(a) of the Schedule TO is further amended and supplemented by adding the following paragraph immediately after the last paragraph of the sub-section captioned “Stockholder Litigation-Wisconsin Litigation”:

On March 29, 2013, a putative stockholder class action complaint was filed in the Superior Court of the State of Connecticut, Judicial District of Hartford, captioned Phillip Randle v. EDAC Technologies Corporation et al. The complaint names as defendants the Company, the Individual Defendants, Greenbriar, Parent and Purchaser (collectively and with the Individual Defendants, the “Defendants”). The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against Greenbriar, Parent and Purchaser. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties by undervaluing the Company, by failing to maximize value to the Company’s shareholders, by agreeing to deal terms that unduly restrict the ability of other potential acquirers to bid successfully for the Company, and by ignoring certain conflicts of interests of the Individual Defendants. Plaintiff seeks an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), and fees and costs associated with prosecuting the action. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(H).

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Regulation M-A Item 1016

Exhibit No.

(a)(5)(G)	Amended Class Action Complaint dated April 2, 2013 (Friedman v. EDAC Technologies Corporation, et al.) (Incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 2 to the Schedule 14D-9 filed by EDAC Technologies Corporation with the Securities and Exchange Commission on April 8, 2013).

(a)(5)(H)	Class Action Complaint dated March 29, 2013 (Randle v. EDAC Technologies Corporation, et al.) (Incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 2 to the Schedule 14D-9 filed by EDAC Technologies Corporation with the Securities and Exchange Commission on April 8, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GB Aero Engine Merger Sub Inc.

By: /s/ Ray Benvenuti
Name: Ray Benvenuti
Title: President

Date: April 8, 2013

GB Aero Engine LLC By: /s/ Ray Benvenuti
Name: Ray Benvenuti
Title: President

Date: April 8, 2013

Greenbriar Equity Fund II, L.P.

By: Greenbriar Equity Capital II, L.P. Its: General Partner

By: Greenbriar Holdings II, LLC Its: General Partner

By: /s/ Reginald L. Jones, III
Name: Reginald L. Jones, III
Title: Member

Date: April 8, 2013

Greenbriar Equity Fund II-A, L.P.

By: Greenbriar Equity Capital II, L.P. Its: General Partner

By: Greenbriar Holdings II, LLC Its: General Partner

By: /s/ Reginald L. Jones, III
Name: Reginald L. Jones, III
Title: Member

Date: April 8, 2013

Greenbriar Co-Investment Partners II, L.P.

By: Greenbriar Holdings II, LLC Its: General Partner

By: /s/ Reginald L. Jones, III
Name: Reginald L. Jones, III
Title: Member

Date: April 8, 2013

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated March 26, 2013.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on March 26, 2013.*

(a)(5)(A)	Joint Press Release of EDAC Technologies Corporation and Greenbriar Equity Group LLC, dated March 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 18, 2013).

(a)(5)(B)	Joint Press Release issued by EDAC Technologies Corporation and Greenbriar Equity Group LLC, dated March 26, 2013.*

(a)(5)(C)	Class Action Complaint dated March 21, 2013 (Richard Cook v. EDAC Technologies Corporation, et al.)*

(a)(5)(D)	Class Action Complaint dated March 22, 2013 (Charles Friedman and Len Grossberg v. EDAC Technologies Corporation, et al.)*

(a)(5)(E)	Class Action Complaint dated March 21, 2013 (Mark Crump v. EDAC Technologies Corporation, et al.)*

(a)(5)(F)	Class Action Complaint dated March 26, 2013 (Walsh v. EDAC Technologies Corporation, et al.)

(a)(5)(G)	Amended Class Action Complaint dated April 2, 2013 (Friedman v. EDAC Technologies Corporation, et al.) (Incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 2 to the Schedule 14D-9 filed by EDAC Technologies Corporation with the Securities and Exchange Commission on April 8, 2013).

(a)(5)(H)	Class Action Complaint dated March 29, 2013 (Randle v. EDAC Technologies Corporation, et al.) (Incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 2 to the Schedule 14D-9 filed by EDAC Technologies Corporation with the Securities and Exchange Commission on April 8, 2013).

(b)	None.*

(d)(1)	Agreement and Plan of Merger, dated March 17, 2013, by and among EDAC Technologies Corporation, GB Aero Engine LLC, and GB Aero Engine Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 20, 2013).

(d)(2)	Voting and Support Agreement, by and among GB Aero Engine LLC and certain shareholders of EDAC Technologies Corporation, dated March 17, 2013 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 20, 2013).

(d)(3)	Equity Commitment Letter, dated March 17, 2013, from each of Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. to GB Aero Engine LLC.*

(d)(4)	Limited Guarantee, dated as of March 17, 2013, delivered by each of Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. in favor of EDAC Technologies Corporation.*

(d)(5)	Confidentiality Agreement, dated as of January 31, 2013, by and between EDAC Technologies Corporation and Greenbriar Equity Group LLC.*

(d)(6)	Exclusivity Agreement, dated as of March 1, 2013, by and between EDAC Technologies Corporation and Greenbriar Equity Group LLC.*

(g)	None.

(h)	None.

*	Denotes exhibit was previously filed

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